Oodles

"Restaurants You Love.
Best Enjoyed With Friends."

Oodles Value Proposition



OodlesDeals is a mobile app that provides great deals on food, social activities and events around college campuses



OodlesDeals is *patent protected!*


>.<

The more students do together, the more they get

Patent update: Application published and considered Prior Art by USPTO

What is the problem?

Oodles

Students crave social lives and relationships

COLLEGE STUDENTS

Lack:

&

Have:

VENDORS

Delivery has taken over the restaurant and retail market

Losing:

&

How Oodles Can Help

COLLEGE STUDENTS



- Food deals only relevant to user are communicated
- Incentive to spend time together with friends

VENDORS/ ADVERTISERS



- SCORCHER tier on app requires 2+ people to go to restaurant together
- Volume growth offsets margin decline due to SCORCHER pricing

Users only get value from OodlesDeals when they share/invite their friends via the app.

Key Commercial Milestones


Company Incorporated
Feb '17
U of O - Eugene Launch
April '17
CSU - Chico Launch
Sept '17
Revenue Generation Starts
Nov '17
5,000 Students on the App
Dec '17
UC - Davis Launch
Feb '18
10,000 Students on the App
June '18
CSU - Sac State Launch
Aug '18
15,000 Students on the App
Dec '18
Northwestern Launch
Feb '19
Revenue 2x Q1/Q4 '18
Apr '19
20,000 Students on the App
June '19
Revenue 4x Q2/Q4 '18
UC - Berkeley Launch
Aug '19
Loyola/ DePaul Launches
25,000 Students on the App
Oct '19

Restaurant's Revenue Generated Via App


30000
22500
15000
7500
0
CA Paradise Fire
Philanthropic Activities
New School Year
New School Year
New School Year
Sep '17
Dec '17
Mar '18
June '18
Sep '18
Dec '18
Mar '19
June '19
Sep '19

- Minimal marketing spending to date
- Significant upside opportunity from growth in per user engagement from current levels

Student Engagement Example — UC Davis



6000
4500
3000
1500
0
Mar '18
May '18
July '18
Sep '18
Nov '18
Jan '19
Mar '19
May '19
July '19
Sep '19
Student # Growth (cumulative)
Badges Redeemed (cumulative)

Total Student Addressable Market

4,400 Universities
x
$45,000 average revenue/year
= $200MM TAM

Huge market providing significant revenue opportunity with minimal penetration.

4,400 Universities/ Colleges in the US

22 million students

1% penetration = up to *44 schools* & *220k students*

Company Revenue Sources


Monthly Subscriptions
Transaction Fees
In-Restaurant Events
Vendor Revenue
Advertising Revenue
Value Added Offers
Promotional Events


Restaurant Based Revenue Potential*
$250MM
$25MM
$5M
$2M
$1M
$500k
$ Revenue (Logarithmic Scale)
Vendor Revenue
Consumer Ad & Analytics Revenue
Total Oodles Revenue (Cumulative)
WEFUNDER FINANCING
- Vendor/University acceleration,
- Consumer advertising testing & proof of concept detemination
Up to $1M
$750k (YR 2020)
SERIES A FINANCING
- Usage of app extending from University students to General population, and corresponding vendor penetration;
- Branded Company consumer advertising acceleration
Up to $10M
$3M (YR 2022)
SERIES B FINANCING
- Vendor & Consumer Advertising USA full penetration;
- Analytics proof of concept determination
Up to $50M
$30M (YR 2025)
SERIES C FINANCING
- International Markets Expansion
Up to $100M
$100M (YR 2027)
$ Raised (Round Of Financing)
*Not a forecast; based on market trends and can no way be guaranteed for Oodles Corporation


START
Eateries
College students
Activities
Families, highschoolers
All retailers
and all consumers
END
Value proposition
extends beyond restaurants
Oodles



Sajal Sahay
CEO

Deep Empathy for customers & users. C-level leadership roles in both Fortune 500 companies & multiple successful start-ups



Asheesh Barman
COO

Expert at B2B customer development. Successfully grew & exited previous company owned for over 20 years

Highly experienced Management Team



Jeff Schvimer
CFO

Extensive relationships with well-known financial organizations & investor groups. 30+ years senior level experience at multiple marquee investment firms.



Rajan Barma
CTO

Mobile app development guru in both B2B & B2C. Founded & successfully ran 30+ mobile app development company based offshore.

What We Need From You

Vendor Recruitment

New Student Acquisition

New University Launches

Existing Student Engagement

Product Enhancements

General & Administrative

Financing Needs & Valuation

Up to $1MM @ $10MM

First $200K
@
$7.5MM valuation